# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CERo Therapeutics Holdings, Inc., CIK 0001870404
CUSIP: 71902K105
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 201 HASKINS WAY, SUITE 230, SOUTH SAN FRANCISCO, California (CA), 94080
Date of event which requires filing of this statement: 03/31/2025
Filed by CIK 0001266567
Persons authorized to receive notices and communications: Brian G. Atwood, 4165 Canyon Road, Lafayette, California (CA), 94549, (925) 310-4926

## Reporting persons
- Atwood-Edminster Trust dtd 4-2-2000: type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 490,534; sole dispositive power 0; shared dispositive power 490,534; aggregate amount beneficially owned 490,534 (9.5% of the class)
  Comment: (1) Percentage ownership is calculated based on 5,189,739 shares, which is the sum of (i) 4,875,263 shares of Common Stock outstanding as of March 31, 2025, based upon records of the Issuer provided to the Reporting Persons, (ii) 294,460 shares issued as of March 31, 2025 to the Reporting Persons and (iii) 20,016 shares of Common Stock issuable upon exercise of options to purchase shares of Common Stock held by the Reporting Persons.
- Brian G. Atwood (CIK 0001266567): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 20,016; shared voting power 490,534; sole dispositive power 20,016; shared dispositive power 490,534; aggregate amount beneficially owned 511,800 (9.9% of the class)
  Comment: (1) Consists of (i) 490,534 shares of Common Stock owned directly by the Atwood-Edminster Trust dtd 4-2-2000, of which Mr. Atwood is a trustee, (ii) 1,250 shares of Common Stock owned directly by Mr. Atwood and (iii) 20,016 shares of Common Stock issuable upon exercise of stock options owned directly by Mr. Atwood. (2) Percentage ownership is calculated based on 5,189,739 shares, which is the sum of (i) 4,875,263 shares of Common Stock outstanding as of March 31, 2025, based upon records of the Issuer provided to the Reporting Persons, (ii) 294,460 shares issued as of March 31, 2025 to the Reporting Persons and (iii) 20,016 shares of Common Stock issuable upon exercise of options to purchase shares of Common Stock held by the Reporting Persons.
- Lynne H. Edminster: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 490,534; sole dispositive power 0; shared dispositive power 490,534; aggregate amount beneficially owned 490,534 (9.5% of the class)
  Comment: (1) Consists of 490,534 shares of Common Stock owned directly by the Atwood-Edminster Trust dtd 4-2-2000, of which Ms. Edminster is a trustee.
  (2) Percentage ownership is calculated based on 5,189,739 shares, which is the sum of (i) 4,875,263 shares of Common Stock outstanding as of March 31, 2025, based upon records of the Issuer provided to the Reporting Persons, (ii) 294,460 shares issued as of March 31, 2025 to the Reporting Persons and (iii) 20,016 shares of Common Stock issuable upon exercise of options to purchase shares of Common Stock held by the Reporting Persons.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: CERo Therapeutics Holdings, Inc.
Address of issuer's principal executive offices: 201 HASKINS WAY, SUITE 230, SOUTH SAN FRANCISCO, California (CA), 94080
Comment: This Amendment No. 2 ("Amendment No. 2") amends the Schedule 13D originally filed on October 30, 2024, as amended by Amendment No. 1 thereto on February 7, 2025 (the "Statement"), and is filed jointly by Brian G. Atwood, Lynne H. Edminster and the Atwood-Edminster Trust dtd 4-2-2000 (the "Trust" and, together with Mr. Atwood and Ms. Edminster, the "Reporting Persons"), with respect to the Common Stock, par value $0.0001 per share ("Common Stock"), of CERo Therapeutics Holdings, Inc., a Delaware corporation (the "Issuer").. Capitalized terms used herein but not defined shall have the meaning attributed to them in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing: N/A
Residence or business address: N/A
Present principal occupation or employment: N/A
Criminal convictions in the last five years: N/A
Civil proceedings (securities laws) in the last five years: N/A
Citizenship: N/A

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby supplemented as follows:

On March 28, 2025, Mr. Atwood exercised 294,460 Pre-Funded Warrants and directed the issuance of the shares of Common Stock issuable upon exercise thereof to be delivered to the Trust. As a result of a processing error, the shares of Common Stock were set forth on an account statement as of March 31, 2025 that was not delivered to Mr. Atwood until April 4, 2025. Each of the Pre-Funded Warrants and Warrants contains a beneficial ownership limitation, preventing the exercise thereof if and to the extent that the exercise thereof would result in the holder thereof, together with its affiliates who may be deemed to have beneficial ownership of the securities held thereby, being deemed to have beneficial ownership of greater than 9.99% of the outstanding shares of Common Stock. As a result, such Pre-Funded Warrants and Warrants are not presently exercisable in excess of such limitation and none of the Reporting Persons may be deemed to have beneficial ownership of such shares of Common Stock issuable upon exercise thereof.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby supplemented as follows:

The information set forth in Item 3 of this Statement, as amended therein, is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Items 7-11 of the cover pages of this Statement, as amended, and Item 2 of the Statement.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7-11 of the cover pages of this Statement, as amended, and Item 2 of the Statement.
Transactions in the class effected during the past sixty days: On March 4, 2025, the Issuer granted stock option awards to each of its non-management directors, including Mr. Atwood. Mr. Atwood received options to purchase an aggregate of 29,871 shares of Common Stock at an exercise price of $1.43, of which 50%, or 14,936 are subject to time-based vesting, with the remainder subject to performance-based vesting conditions. Except for such option awards and the other transactions reported in this Statement, none of the Reporting Persons has effected any transactions in the Issuer's securities within the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby supplemented as follows:

The information set forth in Items 3 and 4 of this Statement is incorporated herein by reference.

## Signatures
- Atwood-Edminster Trust dtd 4-2-2000: /s/ Brian G. Atwood, Brian G. Atwood/Trustee (04/04/2025)
- Brian G. Atwood: /s/ Brian G. Atwood, Brian G. Atwood (04/04/2025)
- Lynne H. Edminster: /s/ Brian G. Atwood, as attorney-in-fact for Lynne H. Edminster, Brian G. Atwood (04/04/2025)